SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   SCHEDULE TO
                                 (Rule 14d-100)

             TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )*


                         AVIATION GENERAL, INCORPORATED
                       (Name of Subject Company (Issuer))

                         AVIATION GENERAL, INCORPORATED
                            (Names of Filing Persons)

                                  COMMON STOCK
                                 $0.50 par value
                         (Title of Class of Securities)

                                   05366 T 10 3
                      (CUSIP Number of Class of Securities)

                               Wirt D. Walker III
                                  Chairman, CEO
                         Aviation General, Incorporated
                           7200 Northwest 63rd Street
                             Bethany, Oklahoma 73008
                                 (405) 495-8080
               (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

---------------------------------------- --------------------------------------
        Transaction Valuation*                    Amount of Filing Fee**
---------------------------------------- --------------------------------------
---------------------------------------- --------------------------------------
               2,000,000                                 $400.00
---------------------------------------- --------------------------------------

* Assumes purchase of 2,000,000 shares of common stock at $1.00 per share.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A                  Filing Party:      N/A
                        ------------                         -------------------

Form or Registration No.:           N/A         Date Filed:        N/A
                           -----------------                 -------------------


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /        Third-party tender offer subject to Rule 14d-1

/ /        Issuer tender offer subject to Rule 13e-4.

/ /        Going-private transaction subject to Rule 13e-3.

/ /        Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Attached hereto is a copy of Aviation General's press release dated September 6, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     /s/ WIRT D. WALKER III
                            --------------------------------------------
                                              (Signature)


                                     Chairman and CEO
                            --------------------------------------------
                                              (Name and Title)



                                     September 6, 2001
                            --------------------------------------------
                                                       (Date)

PRESS RELEASE                                           September 6, 2001
-------------


                         AVIATION GENERAL, INCORPORATED
                                    ANNOUNCES
                         STRATEGIC CORPORATE INITIATIVES

BETHANY, Oklahoma- Aviation General, Incorporated (NASDAQ:AVGE) announced that its Board of Directors has authorized the following strategic corporate initiatives: an exchange offer, a 1-for-3 reverse stock split, and the reactivation of its Stock Repurchase Program. The Company also plans to seek additional capital through the private placement of a significant ownership interest and/or merger with a strategic partner, predicated on an appropriate corporate valuation.

Under the exchange offer, Aviation General's shareholders can exchange one share of common stock for $1 principal amount of debentures. The debentures will bear interest at 8% per year, payable semi-annually each June 30 and December 31, starting on December 31, 2001. The principal amount of the debentures will be due on December 31, 2003, subject to prepayment at the company's option, without penalty or premium. The commencement and expiration dates of the exchange offer will be announced when the Company commences the offer and files a tender offer statement with the SEC. Following the completion of the exchange offer, the Company plans to effect a reverse stock split of 1-for-3 shares.

The Company believes that the consummation of the exchange offer and reverse stock split will significantly reduce the Company's float of freely tradable shares and satisfy Nasdaq minimum bid requirements. The Company currently has approximately 6.5 million shares issued and outstanding, of which the float of publicly tradable shares is approximately 5 million shares.

The Company also plans to seek additional capital through the private placement of a significant ownership interest and/or merger with a strategic partner, predicated on an appropriate corporate valuation. The Board of Directors has also authorized the reactivation of the Company's Stock Repurchase Program.

Aviation General believes its stock is significantly undervalued, having closed yesterday at less than one third of its book value at June 30, 2001. Furthermore, the Company believes that its FAA Commander Type Certificates alone are worth more than 20 times its market capitalization, as it takes a minimum of $50 million to $100 million of investment, and three to five years to design, prototype, test, and receive FAA Type Certification, irrespective of the additional investment required to establish and commence manufacturing, service, sales, and support activities.

The Company believes it is positioned to significantly increase sales of its newly manufactured single engine high performance Commander aircraft, as lower interest rates, which significantly lower aircraft purchase finance costs, take effect and the overall economy improves. Commander is also well positioned to gain market share for several reasons, including the continuing building of its reputation for excellence, and the recent demise of one of its four competitors, which is no longer producing aircraft, and which had more than 25% market share of new single engine high performance aircraft sales last year.

The Company also plans to increase its brokerage, refurbishment, parts, service and support capabilities for all types of new and pre-owned high performance piston aircraft, as well as jet aircraft through its wholly owned subsidiary, Strategic Jet Services, Inc.

Aviation General, Incorporated is a publicly traded holding company with two wholly owned subsidiaries, Commander Aircraft Company and Strategic Jet Services, Inc. Commander Aircraft Company (www.commanderair.com) manufactures, markets and provides support services for its line of single engine, high performance Commander aircraft, and consulting, brokerage and refurbishment services for all types of piston aircraft. Strategic Jet Services, Inc. (www.strategicjet.com) provides consulting, sales, brokerage, acquisition, and refurbishment services for jet aircraft.

All investors are advised to carefully read the tender offer statement when it becomes available because of the important information it contains. When the tender offer statement is filed with the SEC, it and other filed reports may be obtained for free by accessing over the Internet the Security and Exchange Commission's site on the World Wide Web at http://www.sec.gov. Investors may also contact the Company directly at (202) 965-0777 to obtain free copies of the Offering Circular and related documents to be utilized in the exchange offer.

The statements in this press release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Readers are encouraged to refer to the risk disclosures described in the Company's reports on Forms 10-K, 10-Q and 8K, as applicable.

For more information, contact:

Wirt D. Walker, III
Chairman/CEO
(202) 965-0777